Filed Pursuant to Rule 433

Registration No. 333-177252

Kohl’s Corporation

Final Term Sheet

September 5, 2013

$300,000,000 4.750% Notes due 2023

Issuer:	Kohl’s Corporation
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa1(stable) / BBB+(negative) / BBB+(stable)
Security:	4.750% Notes due 2023
Size:	$300,000,000
Trade Date:	September 5, 2013
Settlement Date:	September 12, 2013 (T+5**)
Interest Payment Dates:	June 15 and December 15 of each year, beginning December 15, 2013
Maturity Date:	December 15, 2023
Coupon (Interest Rate):	4.750%
Price to Public:	99.750%
Yield to Maturity:	4.782%
Spread to Benchmark Treasury:	+ 180 bps
Benchmark Treasury:	UST 2.500% due August 15, 2023
Benchmark Treasury Price and Yield:	95-28; 2.982%
Make-Whole Call:	Prior to September 15, 2023; T+30 bps
Par Call:	On or after September 15, 2023
CUSIP/ISIN:	500255 AT1/US500255AT16
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Co-Managers:

Goldman, Sachs & Co.

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Comerica Securities, Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** T+5 Settlement: Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days (such settlement being referred to as “T+3”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade these securities on the date of this issuer free writing prospectus or the next succeeding business day will be required, by virtue of the fact that these securities initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of these securities who wish to trade these securities on the date of this issuer free writing prospectus or the next succeeding business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

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